

Mail Stop 4631

December 18, 2009

Via U.S. mail and facsimile

Ms. Deborah F. Ricci
Chief Financial Officer and Treasurer
The Allied Defense Group, Inc.
8000 Towers Crescent Drive, Suite 260
Vienna, VA 22182

> **RE: Form 10-K for the year ended December 31, 2008
> Form 10-Q for the period ended September 30, 2009
> File No. 001-11376**

Dear Ms. Ricci:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief